April 18, 2025

Jack Stover
Chief Executive Officer
NorthView Acquisition Corporation
207 West 25th St, 9th Floor
New York, NY 10001

Ben Hwang
Chief Executive Officer
Profusa, Inc.
626 Bancroft Way
Suite A
Berkeley, CA 94710

       Re: NorthView Acquisition Corporation
           Amendment No. 11 to Registration Statement on Form S-4
           Filed April 3, 2025
           File No. 333-269417
Dear Jack Stover and Ben Hwang:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 7, 2025 letter.

Amendment No. 11 to Registration Statement on Form S-4 Filed April 3, 2025 Summary of the Proxy Statement/Prospectus, page 1

1. We note your revised disclosure on page 10 in response to prior comment 3, which we reissue in part. Please revise your Summary disclosure to describe any report, opinion, or appraisal that the NorthView Board considered in making its determination that the
 April 18, 2025
Page 2

       business combination is in the best interests of its shareholders. We refer to your disclosure on page 160 and Item 1604(b)(2) of Regulation S-K.
2. We refer to your revised disclosure in response to prior comment 4, which we reissue in part. With respect to the convertible promissory note to the Sponsor and the PIPE financing, please revise your Summary disclosure to describe the use of proceeds from these financing transactions and the dilutive impact on non-redeeming
       shareholders, if any. In your revised disclosure in your prospectus summary, please include the disclosure required by Item 1604(c) of Regulation S-K, including the net tangible book value per share, as adjusted, as if the selected redemption levels have occurred, and to give effect to, while excluding the de-SPAC transaction itself, material probable or consummated transactions and other material effects on the
       SPAC's net tangible book value per share from the de-SPAC transaction; and the difference between such offering price and such net tangible book value per share, as adjusted.
3. We note your revised disclosure in response to prior comment 5, which we reissue in part. Please revise to address the following comments relating to
NorthView   s
       Sponsor:

             We refer to your statement on page 8 that the Sponsor, its affiliates and promoters are not involved in any other SPACs. Please revise to describe the prior experience, if any, of the Sponsor, its affiliates, and any of its promoters in organizing SPACs; and
             We note your disclosure of the persons who have direct and indirect material
           interests in NorthView   s Sponsor. Please revise to describe the
nature and amount
           of each such person   s material interest in the Sponsor.
Unaudited Pro Forma Financial Information, page 177

4. We note your response to comment 14. We note the additional disclosures provided on page 182 regarding the additional conditions that must be met for the execution of the license agreement. In light of these conditions, please help us understand how you determined that the execution of the JV and license agreements is probable and should be reflected in the pro forma financial information. Refer to Rule 11-01(a)(8) of
       Regulation S-X.
5. We note your response to comment 17. You also disclose that Profusa has conditionally waived the Minimum Cash Amount condition to closing, contingent on
       NorthView having sufficient funds to satisfy Nasdaq   s initial listing
requirements as
       of the Closing. As previously requested, please expand your disclosures to state the amount of funds that would be considered sufficient.
6. We note that the holders of 532,958 shares of NorthView common stock exercised their right to redeem in March 2025 for an aggregate redemption amount of approximately $6.5 million. It does not appear that this additional redemption has been reflected in the pro forma financial information. Please advise or revise as necessary. Refer to Rule 11-01(a)(8) of Regulation S-X.
 April 18, 2025
Page 3

Liquidity and Capital Resources, page 264

7. We note your revised disclosure that "[a]ny promissory notes that did have an initial maturity date, which has passed, the Company has verbally agreed to pay off these loans upon the consummation of the business combination. The Company is currently in default, and will repay all promissory notes in parallel with the closing of the transaction." Please revise your risk factors to discuss the material risks, if any, related to this default.
       Please contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Katherine Bagley at 202-551-2545 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Industrial Applications and
                                                              Services
cc:   Ralph V. De Martino, Esq.
      Barry I. Grossman